Ciao Cacao
                   827 State Street, Suite 12
                   Santa Barbara, CA   93101




                          August 7, 2002




United States Securities and
Exchange Commission
Washington, D.C. 20549
Attn: Amanda Gordon, Esq.

Re: Ciao Cacao
    File No. 333-65906

Dear Ms. Gordon:

Please be advised that the Registrant, Ciao Cacao, hereby applies for withdrawal of its registration statement filed on Form SB-2, on the grounds that it is not practical for it to proceed with its offering of common stock as a blank check offering, pursuant to Rule 419. No securities have been sold in connection with the offering, and the Registrant has no intention to rely on Rule 155(c).



Sincerely yours,




Jeffrey Volpe, President

cc: Roger Castro, CPA